UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Atlas Mining Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

049375108

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 049375108	13D/A	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 8,670,398 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 8,670,398 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,670,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 3,226,742 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 3,226,742 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 13,972,415 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 13,972,415 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,972,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 049375108	13D/A	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David A. Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 13,972,415 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 13,972,415 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,972,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 049375108	13D/A	Page 6 of 11

This Amendment No. 10 to Schedule 13D (“Schedule 13D/A” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Atlas Mining Company filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (“Opportunity Fund”). On September 28, 2007, IBS Capital LLC (“IBS”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund.

Item 1.	Security and Issuer.

IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS. This Schedule 13D/A is filed jointly by the QP Turnaround Fund, the LP Turnaround Fund, IBS, and Mr. Taft. The QP Turnaround Fund, the LP Turnaround Fund, IBS, and Mr. Taft shall be collectively referred to herein as the “Filers,” each a “Filer.”

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, no par value (“Common Stock” or “Shares”) of Atlas Mining Company, an Idaho corporation (“Company”). The address of the Company’s principal executive offices is 1221 Yellowstone, Osburn, Idaho 83849.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been

CUSIP NO. 049375108	13D/A	Page 7 of 11

a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 30, 2008, the Company issued to each of the QP Turnaround Fund and LP Turnaround Fund a 10% PIK-Election Convertible Note (collectively, the “Notes,” each a “Note”) on substantially the same terms and conditions. The principal amount of the Note issued to the QP Turnaround Fund was $360,000 and the principal amount of the Note issued to the LP Turnaround Fund was $140,000. The source of funds were the working capital of the QP Turnaround Fund and the LP Turnaround. The terms and conditions of the Notes are further described in Item 6 of this Statement.

The Company’s issuance of the Notes to the QP Turnaround Fund and the LP Turnaround is the sole reason for the filing of this Schedule 13D/A, and such issuances have not affected the Filers’ beneficial ownership of the Shares.

Item 4.	Purpose of Transaction.

On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company.

Upon the occurrence of certain events specified in the Notes (further described in Item 6 of this Statement), the amounts outstanding by the Company under the Notes are potentially convertible into an aggregate 1,428,571 shares of Common Stock, which include: (i) 1,028,571 Shares into which amounts outstanding under the Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 400,000 Shares into which amounts outstanding under the Note issued by the Company to the LP Turnaround Fund are convertible.

CUSIP NO. 049375108	13D/A	Page 8 of 11

Item 5.	Interest in Securities of the Issuer.

(a)  As of December 30, 2008, the QP Turnaround Fund held, in the aggregate, 8,670,398 Shares, which represents 16.0% of the Company’s Common Stock. The LP Turnaround Fund holds, in the aggregate, 3,226,742 Shares, which represents 6.0% of the Company’s Common Stock. Each of IBS and Mr. Taft beneficially own, in the aggregate, 13,972,415 Shares, which represents 25.8% of the Company’s Common Stock. The Shares beneficially owned by each of IBS and Mr. Taft are owned directly by the QP Turnaround Fund (8,670,398 Shares); the LP Turnaround Fund (3,226,742 Shares); and the Opportunity Fund (2,075,275 Shares). The percentages used in this Statement are calculated on the basis of 54,173,594 outstanding Shares, as reported in the Company’s Form 10-QSB, as filed with the Commission on August 14, 2007.

(b)  The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, and 5 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. The Opportunity Fund has the sole power to vote and dispose of the 2,075,275 Shares held by it.

(c)  On December 30, 2008, the Company issued the Notes to each of the QP Turnaround Fund and LP Turnaround Fund on substantially the same terms and conditions. The Notes were issued pursuant to a series of note issuances. Each Note has a maturity date of December 15, 2018. The principal amount of the Note issued to the QP Turnaround Fund was $360,000 and the principal amount of the Note issued to the LP Turnaround Fund was $140,000.

Upon the occurrence of certain events specified in the Notes (further described below), the amounts outstanding by the Company under the Notes are potentially convertible into an aggregate 1,428,571 shares of Common Stock, which include: (i) 1,028,571 Shares into which amounts outstanding under the Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 400,000 Shares into which amounts outstanding under the Note issued by the Company to the LP Turnaround Fund are convertible.

The Company’s issuance of the Notes to the QP Turnaround Fund and the LP Turnaround is the sole reason for the filing of this Schedule 13D/A, and such issuances have not affected the Filers’ beneficial ownership of the Shares.

(d)-(e)  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 30, 2008, the Company issued the Notes to each of the QP Turnaround Fund and LP Turnaround Fund on substantially the same terms and conditions. The Notes were issued pursuant to a series of note issuances. Each Note has the maturity date of December 15, 2018. The principal amount of the Note issued to the QP Turnaround Fund was $360,000 and the principal amount of the Note issued to the LP Turnaround Fund was $140,000.

CUSIP NO. 049375108	13D/A	Page 9 of 11

Upon the occurrence of certain events specified in the note (further described below), the outstanding amounts outstanding by the Company under the Notes are potentially convertible into an aggregate 1,428,571 shares of Common Stock, which include: (i) 1,028,571 Shares into which the outstanding amount under the Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 400,000 Shares into which the outstanding amount under the Note issued by the Company to the LP Turnaround Fund are convertible.

At the noteholder’s option, amounts outstanding under a Note may be converted into Common Stock at any time after the Company has authorized sufficient shares to convert such amounts outstanding into Common Stock at the conversion price of $0.35 per Share (the “Conversion Price”). The amount outstanding under a Note shall be mandatorily converted into Common Stock of the Company at the Conversion Price of upon: (i) the Company’s authorization of a sufficient number of Shares to convert amounts outstanding under all of the notes in the series into Common Stock; (ii) the average closing bid or market price of Common Stock for the preceding five days being in excess of the Conversion Price; and (iii) either (a) the Company has filed a registration statement for the resale of the number of shares of Common Stock into which the amount outstanding under a Note is convertible or (b) the Shares are resalable under Rule 144 of the Exchange Act of 1934. This description is qualified in its entirety by reference to the form of Note which is filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on January 7, 2008, and is incorporated herein by reference.

Each of the QP Turnaround Fund and the LP Turnaround Fund are also parties to Registration Rights Agreements, pursuant to which Shares converted pursuant to a Note may be registered with the Commission. This description is qualified in its entirety by reference to the form of Registration Rights Agreement which is filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed with the Commission on January 7, 2009, and is incorporated herein by reference.

The Company’s issuance of the Notes to the QP Turnaround Fund and the LP Turnaround is the sole reason for the filing of this Schedule 13D/A, and such issuances have not affected the Filers’ beneficial ownership of the Shares.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1)  Joint Filing Agreement, dated as of January 12, 2009, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), IBS Capital LLC, and David A. Taft.

CUSIP NO. 049375108	13D/A	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	January 12, 2009	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

		By:	IBS CAPITAL LLC
General Partner

			By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

		By:	IBS CAPITAL LLC
General Partner

			By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

			By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP NO. 049375108	13D/A	Page 11 of 11

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 12th day of January, 2009.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft